

December 12, 2013

<u>Via E-mail</u>
Sanjay Madhu
Chief Executive Officer
Oxbridge Re Holdings Limited
Landmark Square, Suite 1A
64 Earth Close
P.O. Box 469
Grand Cayman, KY1-9006
Cayman Islands

> **Re: Oxbridge Re Holdings Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted November 12, 2013**
> **CIK No. 0001584831**

Dear Mr. Madhu:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please submit all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

2. If you will use any graphic, visual or photographic information in the printed prospectus, please provide us a proof of each such item for our review prior to its use. Please note that we may have comments regarding this material.

3. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your

behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

4. Please disclose the approximate number of holders of common equity as of the latest practicable date. See Item 201(b) of Regulation S-K.

5. Please file your escrow and subscription agreements as exhibits to the registration statement. We may have further comments upon examining these documents.

Table of Contents

6. Please revise your table of contents to include references to your "Regulation" and "Management" sections on pages 50 and 52, respectively.

Prospectus Summary, page 1
Risks That Could Impact Our Ability to Implement Our Business Strategy, page 2

7. We note your statement in the fourth bullet of this section on page 3, in the risk factor on pages 10-11 and throughout the registration statement that because your initial business is with HCI Group, you expect that your interests will be aligned. However, as you and HCI Group's captive insurance company are on the opposite side of your reinsurance contracts, it is not appropriate to say that your interests will be aligned. Please replace the "alignment of interests" language throughout the registration statement with disclosure that explains that, as a result of doing business with each other, a conflict of interest exists in that the contracts may not be as favorable as those you might be able to negotiate with non-affiliated parties.

Additional Risks Relating to Our Business and This Offering, page 4

8. Please provide an additional bulleted risk related to the possibility that you could be deemed to be a PFIC if the IRS does not believe that you qualify for the insurance company exemption found in the Federal Tax Code.

Corporate Information, page 5

9. The website address provided throughout the prospectus (www.oxbridgere.com) does not appear to be the website address of the company. Please take any necessary steps to enable investors to reach the appropriate website.

Risk Factors, page 9
Risks Relating to Our Business, page 9
"If we lose or are unable to retain our senior management and other key…," page 17

10. Please revise your disclosure in this risk factor to indicate that you currently employ two people. Please also disclose any difficulties you have experienced hiring or retaining key personnel in the past.

Risks Relating to Insurance and Other Regulations, page 17
"We are subject to the risk of possibly becoming an investment company…," page 18

11. We note your statement that registered investment companies are not permitted to operate their business in the manner in which you operate (and intend to operate) your business. Please describe the operations you would not be permitted to conduct if you were determined to be an investment company required to be registered. Please also expand your disclosure to explain how you would be affected if you were required to register as an investment company and were unable to obtain an order to register as an investment company.

Risks Relating to our Securities, page 20
"Provisions of our Articles and the Companies Law of the Cayman Islands…," page 20

12. This risk factor appears to address several separate risks. Please describe each such risk in a separate risk factor.

"Provisions of our Articles may reallocate the voting power of our ordinary…," page 22

13. This risk factor appears to address a separate risk in each paragraph. Please describe each such risk in a separate risk factor.

"We are an 'emerging growth company' and we cannot be certain…," page 22

14. Please revise this risk factor to highlight that in the future your financial statements may not be comparable to others in your industry if accounting standards change.

Risks Relating to This Offering, page 25
"If we do not maintain an effective registration statement, you may not be able…," page 27

15. We note your disclosure of the risk that a warrant holder may not be able to exercise the warrant if you do not maintain a current registration statement. Please provide a separate risk factor disclosing the risk to a warrant holder of not being able to exercise the warrant if the holder is a resident of a state in which you have not registered the offering. Please also indicate the states in which you intend to register the offering.

Capitalization, page 33

16. You intend to reflect the impact of a minimum and maximum offering on your capitalization. Please tell us whether the warrants to be issued in your unit offering will qualify for equity classification. In your response, please tell us whether the warrants can only be settled in registered shares.

Business, page 40
Our Initial Reinsurance Contracts, page 44

17. We note your discussion of the two reinsurance contracts that you have entered into with Claddaugh Casualty Insurance Company Ltd. Please expand your disclosure for both contracts in the following ways:

- describe the underlying primary insurance policies that were issued by HCPCI and that are ultimately being reinsured by you;
- disclose the location and nature of the insured property and the type of coverage under these policies; and
- discuss the nature and amount of collateral in trust under each contract.

Management, page 52
Executive Officers and Directors, page 52

18. Please revise the position listed for Sanjay Madhu to indicate that he is also a director of the company.

Board of Directors, page 54

19. We note your disclosure on page 55 that you have four independent directors: Messrs. Persaud, Martin, Cabillot, and Mayur Patel. We also note your statement on page 55 under "Committees of the Board of Directors" that "[a]ll of the members of the audit committee, the compensation committee, and the nominating and corporate governance committee qualify as independent directors…" Please correct your disclosure to account for Paresh Patel, a member of your compensation committee, whom you have not determined to be an independent director.

Description of Securities, page 61
Prior Warrants, page 64

20. Please disclose the exercise price, expiration date and redemption provisions of the Prior Warrants.

Differences in Corporate Law, page 65
Shareholder Proposals, page 68

21. Please revise your disclosure to make clear whether Cayman Islands law or your articles allow shareholders to put proposals before meetings.

Shares Eligible for Future Sale, page 72
Lock-up Arrangements, page 73

22. When available, please file a form of your lock-up agreement as an exhibit to your registration statement.

Material Cayman Islands Tax Considerations, page 74
Taxation of Oxbridge Re Holdings Limited and its Subsidiaries, page 74

23. Please reconcile your disclosure that you have applied for and can expect to receive an undertaking with your disclosure that you have already received such an undertaking dated as of April 23, 2013 on page 23.

Material U.S. Federal Income Tax Considerations, pages 75-87

24. We note that your tax counsel, Foley and Lardner LLP, will be rendering a tax opinion to be filed as an exhibit to the registration statement. This section should be revised to identify tax counsel and to state the conclusions that are set forth as to each material U.S. federal income tax consequence in its opinion. Consent to the filing of the tax opinion as an exhibit to the registration statement should also be filed as an exhibit. After examining tax counsel's opinion and your revised disclosure the staff may have additional comments.

Taxation of Shareholders, page 77
General Taxation of Dividends and Gains on Disposition, page 77

25. Please provide an assessment of your business under the guidance provided by IRS Notice 2003-34 to make clear the extent that your business may or may not be deemed a PFIC. Revise any related risk factor as necessary.

Notes to Consolidated Financial Statements, page F-6
Note 1. Organization, page F-6

26. Please revise your disclosure to indicate your anticipated fiscal year end.

Note 2. Significant accounting policies, page F-6
Deferred policy acquisition costs ("DAC"), page F-6

27. Please revise your disclosure to clarify, if true, that you capitalize only acquisition costs related directly to the successful acquisition of new or renewal insurance contracts. Refer to ASC 944-30-25-1A.

Premiums assumed, page F-7

28. You reflect an expense on your statement of income for a change in loss experience refund which you characterize as an obligation to refund premium to your ceding reinsurer in the losses incurred disclosure on page 37. Please tell us how this refund provision operates and explain to us why it is appropriate to record it as an expense instead of a reduction to premium revenues. Reference for us the authoritative literature you relied upon to support your accounting. In your response, please specifically tell us your consideration for the guidance associated with retrospectively-rated or experience-rated insurance contracts under ASC 944-602-25-2.

Note 6. Share capital and additional paid-in capital, page F-9

29. Please represent to us that you will update your filing for any equity issuance after the most recent balance sheet date, including but not limited to stock option grants. To the extent you issue any equity instruments, please disclose:

- the amount of such instruments;
- the exercise price or per share amount received;
- your fair market value per share estimate and how the estimate was made; and
- the amount of any compensation or interest expense element.

Note 7. Net worth for regulatory purposes, page F-9

30. You disclose a minimum statutory net worth for your insurance subsidiary of $500 and net worth of approximately $6.7 million. This $6.7 million amount appears to be your consolidated equity. Based on the information in Note 10, it appears that your investment in subsidiaries is only $148,839 on a GAAP basis. Please tell us how your insurance subsidiary can have $6.7 million of statutory capital or revise your disclosure to clarify.

General

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Sasha Parikh at (202) 551-3627 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Via E-mail
        Curt P. Creely
        Partner, Transactional & Securities
        Foley & Lardner LLP
        100 N. Tampa Street, Suite 2700
        Tampa, FL 33602